Writer's E-Mail: cdavis@kkwc.com
Writer's Direct Dial: 212.880.9865

November 2, 2018
VIA EMAIL AND EDGAR

Anu Dubey
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549-3628

Re:
PIMCO Municipal Income Fund ("PMF"); PIMCO Municipal Income Fund II ("PML"); PIMCO Municipal Income Fund III ("PMX"); PIMCO New York Municipal Income Fund ("PNF"); PIMCO New York Municipal Income Fund II ("PNI"); PIMCO California Municipal Income Fund ("PCQ"); PIMCO California Municipal Income Fund II ("PCK"); and PIMCO California Municipal Income Fund III ("PZC") (each a "Fund" and, collectively, "PIMCO" or the "Funds")

Preliminary Proxy Statement filed for each Fund October 22, 2018
 Filed by Dryden Capital Fund, LP, a Delaware limited partnership ("Dryden Capital Fund"); Dryden Capital, LLC, a Delaware limited liability company ("Dryden Capital"); Dryden Capital GP, LLC, a Delaware limited liability company and general partner of Dryden Capital Fund ("Dryden Capital GP"); T. Matthew Buffington and Matthew C. Leavitt
File Nos.  811-10377, 811-21076, 811-21187, 811-10381, 811-21078, 811-10379, 811-21077, 811-21188
Dear Ms. Dubey:

Thank you for speaking with us telephonically on November 1, 2018 concerning the Staff of the Securities and Exchange Commission's (the "Staff") comments with regard to the above-referenced matter (the "Comment Conversation"). We have discussed the Comment Conversation with Dryden Capital Fund, LP and the other participants named in the Proxy Statement (collectively, "Dryden") as necessary and provide the following supplemental responses on their behalf. Unless otherwise indicated, the page references below are to the marked version of the attached copy of the Revised Preliminary Proxy Statement on Schedule 14A filed on the date hereof (the "Proxy Statement"). To facilitate the Staff's review, we have reproduced the substance of the Staff's comments (as we have them in our notes) in italics below, and our responses appear immediately below each comment.

General
1.	Please clarify, in each instance, that Dryden owns 147 of only ARPS.
Dryden acknowledges the Staff's comment and directs the Staff to PDF Pages 3, 6, and 30 of the Proxy Statement, where Dryden has revised this statement, in each instance, to read:  "Dryden beneficially owns a total of 147 shares ~~of preferred stock, including the shares~~ of Auction Rate Preferred Stock."
Cover Letter
2.	Please clarify your statement on PDF Page 6 of the Proxy Statement that "PIMCO has lagged behind."
Dryden acknowledges the Staff's comment and directs the Staff to PDF Page 6 of the Proxy Statement, where Dryden has revised this statement to read:  "PIMCO has lagged behind its peers in the municipal closed-end industry by failing to provide liquidity to holders of ARPS at a pace commensurate with those peers."
Introduction
3.	Please clarify that Dryden is only intending to vote ARPS shares.
Dryden acknowledges the Staff's comment and directs the Staff to PDF Page 7 of the Proxy Statement, where Dryden has revised this statement to read:  "We intend to vote such shares of ARPS, and all proxies delivered to Dryden, as follows:"
Background to the Solicitation
4.
Please provide factual evidence of and/or clarifying the descriptions for dates June 20, 2018, July 9, 2018, July 20, 2018, August 21, 2018 and August 30, 2018 concerning PIMCO "ignoring" or "refusing" discussions with Dryden.

Dryden acknowledges the Staff's comment and directs the Staff to PDF Page 10 of the Proxy Statement, where Dryden has revised these statements. Additionally, Dryden directs the Staff to Exhibit A attached hereto, which is an excerpt from an email correspondence dated July 23, 2018 between Christian Clayton at PIMCO and Matthew Buffington at Dryden. In these emails, Mr. Clayton informed Mr. Buffington that the Board and ARPS Trustees will not be attending a call between PIMCO and Dryden, after Dryden requested that they be included.
Proposal No. 1 Election of Trustee
5.	Please clarify the substitute nominee disclosure on PDF Page 15 of the Proxy Statement to clarify that Dryden will disclose that any substitute nominee has agreed to serve as a Trustee, if elected.

Dryden acknowledges the Staff's comment and will revise the final sentence of this paragraph to read as follows (additional language in bold and italics):
"To the extent Dryden nominates any substitute nominee under the above provisions and pursuant to the Funds' bylaws, Dryden confirms that it will file an amended proxy statement that (i) identifies such substitute nominee, (ii) discloses whether the substitute nominee has consented (x) to being named as a nominee in the proxy materials and (y) to serving as a Trustee, if elected, and (iii) provides the disclosure of the information required under Items 5(b) and 7 of Rule 14a-101."
Additional Participation Information
6.	Please provide a summary breakdown of the 147 shares of ARPS beneficially owned by Dryden Capital, by specific Fund.
Dryden acknowledges the Staff's comment and directs the Staff to PDF Page 20 of the Proxy Statement, where Dryden has included the following summary chart:
"The 147 PIMCO ARPS beneficially owned by Dryden Capital are held in each Fund as follows:
Fund	Number of ARPS
PMF	41
PML	42
PMX	25
PCK	2
PCQ	5
PZC	14
PNF	10
PNI	8

* * *

The Staff is invited to contact the undersigned at (212) 880-9865 or Rebecca L. Van Derlaske at (212) 880-9849, with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

/s/ Christopher P. Davis
     Christopher P. Davis

Cc: Rebecca L. Van Derlaske

Attachment

Exhibit A

Revised Preliminary Proxy